RECONCILIATION TO US GAAP

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 24, 2005 to the shareholders of Dundee Corporation on the consolidated balance sheets of Dundee Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended and our report dated March 24, 2005 related to the supplemental note “Differences Between Canadian and United States Generally Accepted Accounting Principles”, which are included in Dundee Corporation’s Form 40-F filing.  We have not audited any financial statements of Dundee Corporation subsequent to December 31, 2004 or performed any audit procedures subsequent to the date of our audit reports.

Toronto, Canada

Chartered Accountants

April 6, 2005

DUNDEE CORPORATION